                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC. 25049

                                   FORM 12b-25

                         Commission File Number: 0-14681

                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
                                 [ ] Form N-SAR

                      For Period Ended: September 30, 2001

      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-K [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                        For the Transition Period Ended:
                        --------------------------------

  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: TECE, INC.

Former name if applicable:

Address of principal executive office (Street and number): 740 St-Maurice, Suite 410

City, State and Zip Code: Montreal, Quebec, Canada, H3C 1L5

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]    (a) The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X}    (b) The subject annual report,  semi-annual report,  transition report on
       Form 10-K,  20-F, 11-K or Form N-SAR, or portion thereof will be filed on or [X] before the 15th calendar day following the prescribed due date; or
       the  subject  quarterly  report or  transition  report on Form  10-Q,  or portion  thereof  will be filed  on or  before  the  fifth  calendar  day following the prescribed due date; and

[ ]    (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
       12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable  detail the reasons why Form 10-K,  11-K,  20-F, 10-Q,
N-SAR or the  transition  report  portion  thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Tece,  Inc. (the  "Company") is unable to meet the filing date for its Quarterly
Report on Form 10-QSB for the nine month period ended September 30, 2001 without unreasonable  effort or  expense.  The  Company is  currently  in the process of negotiating a significant capital transaction, which, if consummated, would have a material  effect on the Company's  financial  condition and other  disclosures required by Form 10-QSB. There can be no assurance that this transaction will be consummated.  In  addition,  the Company has  employed its internal and external financial  resources  towards the  consummation of this  transaction,  which has delayed the  preparation  of information  necessary to complete the report.  The
Company currently intends to file its quarterly report on Form 10-QSB within the time period specified by Rule  12(b)-25(b)(2)  under the Securities Exchange Act of 1934, as amended.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Andre Telmosse, President and Chief Executive Officer, (514) 954-3665
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(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during  the  preceding  12  months  or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so: attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   TECE, INC.
                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized:

Date:   November 15, 2001          By: /s/ Andre Telmosse
        -----------------             ---------------------------------
                                      Name: Andre Telmosse
                                      Title: President and Chief Executive Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional  misstatements  or omissions  of fact  constitute  Federal  criminal violations (see 18 U.S.C. 1001).

                                  End of Filing